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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FORTUNET, INC.
(Name of Subject Company (Issuer))

THE YURI ITKIS GAMING TRUST OF 1993
YI ACQUISITION CORP.
YURI ITKIS
(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34969Q100
(CUSIP Number of Class of Securities)

Yuri Itkis
2950 S. Highland Drive, Suite C
Las Vegas, NV 89109
(702) 796-9090
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael J. Bonner Eric T. Blum Greenberg Traurig, LLP 3773 Howard Hughes Parkway Suite 400 North Las Vegas, Nevada 89169 Phone: (702) 792-3773 Fax: (702) 792-9002	Brian H. Blaney Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, Arizona 85016 Phone: (602) 445-8000 Fax: (602) 445-8603

Calculation of Filing Fee:

Transaction Valuations(1)	Amount of Filing Fee(2)

$6,271,900	$447

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Common Stock of FortuNet, Inc. ("FortuNet"), par value $0.001 per share (the "Shares"), not beneficially owned by The Yuri Itkis Gaming Trust of 1993 (the "Trust") at a purchase price of $2.25 per Share, net to the seller in cash. According to FortuNet's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, as of November 11, 2009, there were 11,054,011 Shares outstanding, of which 8,266,500 are held by the Trust. Accordingly, this calculation assumes the purchase of 2,787,511 Shares. According to FortuNet's public filings, no in-the-money options are outstanding.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009. The fee equals $71.30 per one million dollars of transaction value.
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Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A

    Form or Registration No.: N/A

    Filing Party: N/A

    Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the "Schedule TO") relates to the offer by The Yuri Itkis Gaming Trust of 1993, a trust (the "Trust") and YI Acquisition Corp., a Nevada corporation, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of FortuNet, Inc., a Nevada corporation ("FortuNet"), not owned by the Trust, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Items 1 through 9, 11 and 13.

        The information in the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference and is supplemented by the information specifically provided herein.

Item 10.    Financial Statements.

        (a)   Financial statements for the offeror are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

        (b)   Pro forma financial information is not material to the Offer.

Item 13.    Information Required by Schedule 13E-3.

Item 2.    Subject Company Information.

        (d)   The information in the Offer to Purchase under the following caption is incorporated herein by reference:

        "The Offer—Section 6. Price Range of Shares; Dividends"

        (e)   None

        (f)    None

Item 4.    Terms of the Transaction.

        (c)   None

        (d)   The information in the Offer to Purchase under the following captions are incorporated herein by reference:

        "The Offer—Section 9. Merger and Rights of Dissent; "Going Private" Rules"

        Exhibit A to the Offer to Purchase

        (e)   None

        (f)    Not Applicable

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (c)   The information in the Offer to Purchase under the following captions are incorporated herein by reference:

        "Special Factors—Section 1. Background"

        "Special Factors—Section 4. Transactions and Arrangements Concerning the Shares"

        "Special Factors—Section 5. Related-Party Transactions"

        (e)   The information in the Offer to Purchase under the following caption is incorporated herein by reference:

        "Special Factors—Section 4. Transactions and Arrangements Concerning the Shares"

Item 6.    Purposes of the Transaction and Plan or Proposals.

        (b) and (c)(8)  The information in the Offer to Purchase under the following captions are incorporated herein by reference:

        "Summary"

        "Introduction"

        "Special Factors—Section 1. Background"

        "Special Factors—Section 2. Purpose of the Offer; The Trust's Plans for FortuNet After the Offer and the Merger"

        "Special Factors—Section 7. Effects of the Offer and the Merger"

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a) - (d)  The information in the Offer to Purchase under the following captions are incorporated herein by reference:

        "Summary"

        "Special Factors—Section 2. Purpose of the Offer; The Trust's Plans for FortuNet After the Offer and the Merger"

        "Special Factors—Section 7. Effects of the Offer and the Merger"

        "The Offer—Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations"

Item 8.    Fairness of the Transaction.

        (a) - (f)  The information in the Offer to Purchase under the following captions are incorporated herein by reference:

        "Summary"

        "Special Factors—Section 1. Background"

        "Special Factors—Section 3. The Position of The Trust Regarding the Fairness of the Offer and the Merger"

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a) - (c)  The information in the Offer to Purchase under the following captions are incorporated herein by reference:

        "Summary"

        "Special Factors—Section 1. Background"

        "Special Factors—Section 3. The Position of The Trust Regarding the Fairness of the Offer and the Merger"

        "The Offer—Section 15. Fees and Expenses"

Item 10.    Source and Amount of Funds or Other Consideration.

        (c)   The information in the Offer to Purchase under the following captions are incorporated herein by reference:

        "The Offer—Section 10. Source and Amount of Funds"

        "The Offer—Section 15. Fees and Expenses"

Item 12.    The Solicitation or Recommendation.

        (d)   and (e) The information in the Offer to Purchase under the following caption is incorporated herein by reference:

        "The Offer—Section 7. Certain Information Concerning FortuNet"

Item 13.    Financial Statements.

        (a)(1)  The audited consolidated financial statements of FortuNet as of and for the fiscal years ended December 31, 2008 and December 31, 2007, and the notes thereto, are incorporated herein by reference to Item 8 of FortuNet's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FortuNet on March 12, 2009.

        (a)(2)  The unaudited consolidated financial statements of FortuNet for the three months ended September 30, 2009, and the notes thereto, are incorporated herein by reference to Item 1 of FortuNet's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed by FortuNet on November 12, 2009.

        (a)(3) - (4)  The information in the Offer to Purchase under the following caption is incorporated herein by reference:

        "The Offer—Section 7. Certain Information Concerning FortuNet"

        (b)   Not material

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (b)   None

Item 16.    Exhibits.

        (f)    Nevada Revised Statutes 92A.300 - 500 (included as Exhibit A to the Offer to Purchase)

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated January 15, 2010
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9
(a)(1)(vii)	Advertisement published in The New York Times.
(a)(1)(viii)	Press release, dated November 23, 2009, issued by the Trust (incorporated by reference to the Schedule TO-C filed by the Trust with the SEC on November 23, 2009)
(a)(1)(ix)	Press release, dated January 15, 2010, issued by the Trust
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by FortuNet with the SEC on November 24, 2009)
(a)(2)(ii)	Press release, dated November 23, 2009, issued by FortuNet (incorporated by reference to the Schedule 14D-9 filed by FortuNet with the SEC on November 24, 2009)
(a)(5)(i)
Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, the Yuri Itkis Gaming Trust of 1993 and FortuNet, Inc., Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on December 7, 2009 and stipulation to Dismiss Defendant FortuNet, Inc. filed December 30, 2009
(b)	None
(c)	None
(d)	None
(f)	Nevada Revised Statutes 92A.300—500 (included as Exhibit A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i))
(g)	None
(h)	None

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Yuri Itkis Gaming Trust of 1993
By:	/s/ YURI ITKIS
	Name:	Yuri Itkis
	Title:	Trustee
YI Acquisition Corp.
By:	/s/ YURI ITKIS
	Name:	Yuri Itkis
	Title:	President
Yuri Itkis, an individual
/s/ YURI ITKIS
	Name:	Yuri Itkis

Date: January 15, 2010

 EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase dated January 15, 2010
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9
(a)(1)(vii)	Advertisement published in The New York Times.
(a)(1)(viii)	Press release, dated November 23, 2009, issued by the Trust (incorporated by reference to the Schedule TO-C filed by the Trust with the SEC on November 23, 2009)
(a)(1)(ix)	Press release, dated January 15, 2010, issued by the Trust
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by FortuNet with the SEC on November 24, 2009)
(a)(2)(ii)	Press release, dated November 23, 2009, issued by FortuNet (incorporated by reference to the Schedule 14D-9 filed by FortuNet with the SEC on November 24, 2009)
(a)(5)(i)
Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, the Yuri Itkis Gaming Trust of 1993 and FortuNet, Inc., Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on December 7, 2009 and stipulation to Dismiss Defendant FortuNet, Inc. filed on December 30, 2009.
(b)	None
(c)	None
(d)	None
(f)	Nevada Revised Statutes 92A.300 - 500 (included as Exhibit A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i))
(g)	None
(h)	None

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  Item 10. Financial Statements.
  Item 13. Information Required by Schedule 13E-3.
  Item 2. Subject Company Information.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plan or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 16. Exhibits.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX